                                                                    EXHIBIT 12.1

                  ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
                       RATIO OF EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)

                                   Six Months
                                      Ended                                Year ended June  30
                                   December 31,    --------------------------------------------------------------------
                                      2005             2005         2004           2003           2002         2001
                                  --------------   ------------  ------------  --------------   ----------   ----------
Determination of earnings:
Income (loss) from continuing
operations before income taxes      $(302,284)       $(11,662)       $7,385        $45,949        $36,683      $11,013
Add:
 Fixed Charges                         10,103          20,287        20,275         20,244         20,109          557
                                  --------------   ------------  ------------  --------------   ----------   ----------
Earnings, as adjusted               $(292,181)         $8,625       $27,660        $66,193        $56,792      $11,570
                                  ==============   ============  ============  ==============   ==========   ==========
Fixed charges:
 Interest expense (gross)(1)           $9,841         $19,829       $19,829        $19,828        $19,829         $275
 Portion of rent representative
 of the interest factor(2)                262             458           446            416            280          282
                                  --------------   ------------  ------------  --------------   ----------   ----------
 Fixed charges                        $10,103         $20,287       $20,275        $20,244        $20,109         $557
                                  ==============   ============  ============  ==============   ==========   ==========
Deficiency of earnings available
to cover fixed charges              $(302,284)       $(11,662)          N/A            N/A            N/A          N/A
                                  ==============   ============  ============  ==============   ==========   ==========

Ratio of earnings to fixed
charges                                   N/A             N/A           1:1            3:1(3)         3:1(3)      21:1(3)

(1) Interest expense includes amortization of $976,000, $1.8 million, $1.8 million, $1.8 million, $1.8 million and $25,000 for the six months ended December 31, 2005 and for the five years ended June 30, 2005, 2004, 2003, 2002 and 2001, respectively of deferred offering costs.

(2) Approximately 33% of annual rent expense is included in the computation. The Company believes this is a reasonable estimate of the interest factor in its leases, which are not material. The underlying rent amounts were $795,000, $1.4 million, $1.4 million, $1.3 million, $847,000 and $856,000 for the six months ended December 31, 2005 and for the five years ended June 30, 2005, 2004, 2003, 2002 and 2001, respectively.

(3) At June 30, 2001 and 2002, 7,000 shares of Series A Preferred Stock were outstanding with rights to receive annual dividends of $2.00 per share. The effect on the ratio of earnings to fixed charges in those years and the year ended June 30, 2003 was de minimis.




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